UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated December 2, 2021

Commission File Number: 001-38018

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Integrated Media Technology Limited

(Exact Name as Specified in its Charter)

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N/A

(Translation of Registrant's Name)

Level 7, 420 King William Street

Adelaide SA 5000

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):   ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐     No   ☒

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

OTHER EVENTS

Termination of Acquisition of Magnum International Holdings Limited

On October 12, 2021, Integrated Media Technology Limited ("IMTE" or "Company") announced in a Form 6-K that it had entered into a conditional sale and purchase agreement ("Sale and Purchase Agreement") to acquire 100% of equity interests in Magnum International Holdings Limited ("Magnum") for US$11million. The acquisition of Magnum by the Company was conditional on, and amongst other conditions, a satisfactory due diligence (at the sole determination of the Company) on the legal and financial affairs of Magnum.

Under the terms of the Agreement, the long stop date to complete this transaction is within 3 months from the date of the Agreement.

On December 2, 2021, the parties agreed to terminate the Agreement as the Company has determined that it would not be able to complete the due diligence and close the transaction within that 3-month period.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: December 2, 2021

Integrated Media Technology Limited

By:	/s/ Xiaodong Zhang
Name:	Xiaodong Zhang
Title:	Chief Executive Officer